SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. )1
                             Party City Corporation
                             ----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    702145103
                                 --------------
                                 (CUSIP Number)

                             Matthew H. Kamens, Esq.
                    Wolf, Block, Schorr and Solis-Cohen, LLP
                              111 South 15th Street
                        Philadelphia, Pennsylvania 19102
                             Tel. No. (215) 977-2000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 44 Pages)
--------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 702145103                                           Page 2 of 44 Pages


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jack Futterman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)  [ ]   N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     1,026,500

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     1,026,500

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,026,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
     N/A


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement covers shares of common stock (the "Securities') , par value $.01 per share (the "Common Stock"), of Party City Corporation, a Delaware corporation (the "Company"), with its principal office at 400 Commons Way, Rockaway, New Jersey 07866.

Item 2.   Identity and Background.

          This statement is being filed by Jack Futterman (the "Reporting Person"). The Reporting Person is an individual, who is a citizen of the United States, with an address c/o Party City Corporation, 400 Commons Way, Rockaway, New Jersey 07866.

          The Reporting Person is the Chairman of the Board and Chief Executive Officer of Party City Corporation. The principal place of business and the principal  office of the  Reporting  Person is c/o Party City  Corporation,  400
Commons Way, Rockaway, New Jersey 07866. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.

          The Reporting Person assumed the position of Chief Executive Officer on June 8, 1999. On such date, as incentive for the Reporting Person to assume his new position as Chief Executive Officer, and to more fully allign his interests with the shareholders' interest, Steven Mandell, a director of the Company and the immediately preceding Chief Executive Officer of the Company ("Seller") and the Reporting Person entered into an Option Agreement (the "Option Agreement"). The Option Agreement provides for an option to purchase by the Reporting Person (and certain of his permitted transferees) an aggregate of 1,000,000 shares of Seller's Common Stock at a price of $3.00 per share (the "Exercise Price") and the issuance and delivery to the Reporting Person of an instrument evidencing such option. Such option is referred to herein as the "Seller Option." The Seller Option issued to the Reporting Person is exercisable for a period of five years commencing on the grant date thereof.

          The Exercise Price of the Seller Option and the number of shares of Common Stock issuable upon exercise thereof are subject to adjustment in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares or similar change in the Company's shares, and in the event of a reorganization, consolidation or merger, or upon the sale of substantially all of the assets of the Company, to insure that the Reporting Person (or any of his permitted transferees) continues to hold substantially similar rights after any such occurrence as the Reporting Person holds on the date of grant.

          To secure performance of Seller's obligations under the Option Agreement, the Seller has pledged to the Reporting Person 1,000,000 shares of Seller's Common Stock, under the terms and conditions of a certain Stock Pledge Agreement, dated June 8, 1999, between the Seller and the Reporting Person (the "Stock Pledge Agreement").

                                                                  (Page 3 of 44)

          The Reporting Person has acquired the Seller Option for investment. Except as set forth herein, the Reporting Person presently does not intend to acquire additional Securities of the Company. However, if the Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, such Reporting Person may acquire additional securities of the Company. Similarly, the Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose some or all of the Securities.

          In addition, the Reporting Person (a) holds options to purchase 25,000 shares of Common Stock (the "Incentive Options") granted by the Company under its Incentive Stock Option Plan, which options are exercisable within 60 days from the date hereof and (b) owns 1,500 shares of Common Stock outright. The Incentive Options, together with the Seller Option are referred to herein as the "Options". Of the Incentive Options, 22,500 were granted by the Company on September 8, 1997, and have an exercise price of $16 per share and 2,500 were granted on July 30, 1998, and have an exercise price of $23.1875.

          Except as set forth herein, the Reporting Persons has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at that time.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person owns 1,500 shares of Common Stock and has the right to acquire 1,000,000 shares of Common Stock from the Seller pursuant to exercise of the Seller Option and 25,000 shares of Common Stock from the Company pursuant to an exercise of the Incentive Options, representing, in the aggregate, 8.2% of the outstanding shares of Common Stock.

          Note: The percentage set forth above was calculated by (i) adding the total number of shares of Common Stock that the Reporting Person owns (1,500) and has the right to acquire from Seller within 60 days (1,000,000) to the total number of shares that the Reporting Person has the right to acquire from the Company within 60 days (25,000); (ii) adding the total amount of shares that are not currently outstanding which the Reporting Person has a right to acquire within 60 days of the date hereof (25,000) through the exercise of an option from the Company to 12,448,863 (the number of shares of Common Stock outstanding as of September 30, 1998, such number having been provided by the Company to the Reporting Person) (the "Total Adjusted Outstanding Shares"), and then (iii) dividing the amount in (i) by the Total Adjusted Outstanding Shares, and then
(iii) expressing such quotient in terms of a percentage.

         (b) The Reporting Person has been granted the Options to purchase the Securities, exercisable within 60 days. Accordingly, if the Reporting Person were to exercise the Options and pay the exercise price, he would possesses the sole power to vote and to dispose of the Securities.

         (c) See Item 4 regarding particulars with respect to the grant of the Options.

         (d) None, except that until the Seller Option is exercised and payment of the exercise price has been made by the Reporting Person, 1,000,000 shares of the Securities are held of record and beneficially by the Seller, and he has the power to receive and direct receipt of dividends upon the Securities.

                                                                  (Page 4 of 44)

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Item 4, which is incorporated herein by reference.

          In addition, the Company has granted to the Reporting Person registration rights relating to his shares of Common Stock. The scope of the registration rights entitles the Reporting Person to piggy back registrations and one demand registration for his shares of Common Stock during the term of the Reporting Person's employment with the Company and for a 5-year period after termination of his employment. The registration rights sooner terminate at such time as the Reporting Person can sell all of his shares of Common Stock in a single sale in the public market under Rule 144 promulgated under the Securities Act of 1933, as amended. These registration rights were granted in connection with Reporting Person's employment agreement with the Company dated June 8, 1999 (the "Employment Agreement").

Item 7.   Material to be filed as Exhibits.

          The  documents  which  have been filed as  Exhibits  are listed in the
Exhibit Index herein.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


Dated:   June 14, 1999

                                                             /s/ Jack Futterman
                                                             ------------------
                                                             JACK FUTTERMAN


                                                                  (Page 5 of 44)

                                  EXHIBIT INDEX


Exhibit No.

    1. Option Agreement, dated June 8, 1999, between Seller and the Reporting Person.

    2. Stock Pledge Agreement, dated June 8, 1999, between Seller and the Reporting Person.

    3. Employment Agreement, dated June 8, 1999, between the Company and the Reporting Person.

                                                                  (Page 6 of 44)